Exhibit 99.1

XOMA Reports Third Quarter 2007 Financial Results

Berkeley, CA – November 8, 2007 — XOMA Ltd. (NASDAQ: XOMA), a leader in the discovery and development of therapeutic antibodies, today announced its results for the quarter ended September 30, 2007.

“XOMA‘s successful third quarter highlights the value of our antibody discovery and development technologies and the overall strength of our antibody business,” Steven Engle, Chairman and Chief Executive Officer of XOMA, commented. “Our financial results for the period were excellent, supported by the continued growth of our royalty revenues and license fees. Pfizer, the world‘s largest pharmaceutical company, in advance of their planned expansion in biotherapeutics, entered a major license agreement for access to our bacterial cell expression technology. Terms of the agreement include $30 million in cash, which was recognized in full during this quarter, and potential milestones and royalties on BCE-derived products. Adding to these achievements, we advanced the Phase 1 development of XOMA 052, a potent monoclonal antibody that targets IL-1 beta. We are excited about the multi-indication potential of XOMA 052 and are actively evaluating clinical plans for its expanded development in 2008.”

Third Quarter 2007 Financial Results

XOMA‘s total revenues were $43.1 million in the third quarter of 2007, an increase of $35.7 million over the third quarter of 2006. Growth in revenues primarily reflects the license fee of $30.0 million received from Pfizer, increases in royalty revenues from Genentech‘s LUCENTIS® and RAPTIVA® products, and increased activities in our contracts with companies including Schering-Plough Research Institute and Takeda Pharmaceutical Company Limited and with the National Institute of Allergy and Infectious Diseases.

The operating income for the third quarter was $22.7 million in 2007 compared to an operating loss of $9.5 million in 2006, reflecting higher revenue in 2007 partially offset by an increase in operating costs primarily related to personnel. Net income for the third quarter of 2007 was $21.8 million or $0.16 per diluted share or $0.17 per basic share, compared with a net loss of $10.8 million or $0.11 per share for the quarter ended September 30, 2006. A more detailed discussion of XOMA‘s third quarter 2007 financial results is provided below and in the Company‘s Form 10-Q filing.

Third Quarter 2007 Highlights

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Steven Engle, Chief Executive Officer and President of XOMA, was appointed Chairman of XOMA‘s Board of Directors. Mr. Engle succeeded John L. (Jack) Castello who had been Chairman, Chief Executive Officer and President of XOMA.

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XOMA continued to advance the development of XOMA 052, its proprietary anti-IL-1 beta antibody with multi-indication potential. During the third quarter, the company began two Phase 1 clinical trials of XOMA 052 in diabetes patients. The studies are designed to assess safety and pharmacokinetics of XOMA 052. Data from the studies will be used to evaluate the development of XOMA 052 in diabetes and several other possible indications.

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XOMA granted a license to Pfizer for non-exclusive access to XOMA‘s bacterial cell expression, or BCE, technology. Pfizer agreed to pay XOMA an upfront payment of $30 million in cash, plus future milestones and royalties on products developed or manufactured using BCE. The $30 million license fee was recognized in full in XOMA‘s third quarter financials. The agreement covers products currently under development by Pfizer as well as any future pipeline products that are derived or made using the BCE technology.

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XOMA initiated a comprehensive review of its corporate strategy for building shareholder value. The review will outline the next steps in XOMA‘s evolution, and focuses on accelerating the growth of XOMA‘s proprietary pipeline, increasing overall productivity and continuing disciplined cost management. XOMA expects to begin communicating its revised strategy plan this quarter.

Financial Discussion

Revenues

Total revenues for the quarter were $43.1 million, compared with $7.4 million in the third quarter of 2006. Revenues for the first nine months of 2007 more than tripled from $20.5 million in the first nine months of 2006 to $69.5 million.

License and collaborative fee revenues were $31.3 million for the quarter ended September 30, 2007, compared with $0.6 million for the same period of 2006. These revenues include upfront payments related to the outlicensing of our products and technologies and other collaborative arrangements. Contract revenues totaled $7.4 million for the three months ended September 30, 2007, compared with $3.8 million for the same period of 2006, reflecting an increase resulting primarily from increased activities in the company‘s arrangements with Schering-Plough Research Institute, Takeda Pharmaceutical Company Limited and AVEO Pharmaceuticals, Inc. Royalties were $4.4 million for the third quarter of 2007 compared with $2.9 million in the third quarter of 2006, reflecting increases in royalty revenues from Genentech‘s LUCENTIS®, which began in June of 2006, and Genentech‘s RAPTIVA®.

Expenses

XOMA‘s research and development expense for the third quarter of 2007 totaled $14.6 million, compared with $12.7 million in the same period of 2006. The $1.9 million increase primarily reflects increases in spending on the company‘s July 2006 contract with NIAID, its contract with AVEO, internal development of XOMA 052, XOMA 629 and collaboration with Schering-Plough and Takeda, offset by a reduction in research and development by a major collaborator of $2.8 million.

General and administrative expense for the three months ended September 30, 2007 was $5.8 million compared with $4.2 million for the same period last year. This increase reflects costs related to the transition of the Company‘s executive leadership and other items.

Interest expense for the three months ended September 30, 2007 was $1.2 million compared with $1.7 million for the same period of 2006. Interest expense in the 2007 third quarter consisted primarily of $0.4 from the Novartis collaboration facility and $0.8 million on our loan from Goldman Sachs Specialty Lending Holding Inc. (“Goldman Sachs“). XOMA‘s third quarter 2006 interest expense consisted primarily of $0.3 million on its loan with Novartis and interest of $0.9 million on its outstanding convertible notes. The conversion of this debt to common equity was completed in the first quarter of 2007.

Liquidity and Capital Resources

Cash, cash equivalents and short-term investments at September 30, 2007 totaled $47.6 million compared with $46.4 million at December 31, 2006. The $1.2 million increase includes cash provided by operating activities of $7.4 million, the transfer of $2.7 million from restricted cash and a draw on the Novartis loan of $2.0 million offset by cash used for $4.7 million in principal payments on our Goldman Sachs term loan and cash used in the purchase of fixed assets of $6.5 million. Cash provided by operations during the third quarter of 2007 was $22.6 million compared with cash used in operations of $10.1 million during the third quarter of 2006.

Based on current spending levels, anticipated revenues, collaborator funding, proceeds from our November 2006 term loan and other sources of funding we believe to be available, we estimate that we have sufficient cash resources to meet our anticipated net cash needs through at least 2008. Any significant revenue shortfalls, increases in planned spending on development programs or more rapid progress of development programs than anticipated, as well as the unavailability of anticipated sources of funding, could shorten this period. Progress or setbacks by potentially competing products may also affect our ability to raise new funding on acceptable terms.

Long-term Debt

At September 30, 2007, XOMA had an outstanding principal amount of $30.3 million on the 5-year term loan from Goldman Sachs established in November of 2006, and $18.9 million of long-term debt to Novartis. The long-term debt to Novartis represents XOMA‘s borrowings under a $50.0 million loan facility established to facilitate XOMA‘s participation in its collaboration with Novartis.

Guidance Update

XOMA is updating guidance for the full year 2007. The company is raising revenue guidance and expects revenues will grow 165 percent to 175 percent over the full year 2006 revenues of $29.5 million. This compares with previous guidance of growth of 95 percent to 105 percent over full year revenues in 2006.

The company expects R&D expense in 2007 to grow by 30 percent to 35 percent over the R&D expense of $52.1 million in 2006. This revised guidance of R&D expense is an increase of 5 percent on both ends of the range of previous guidance. The company expects that G&A spending will increase approximately 10 percent to 20 percent in 2007 as a result of certain items including costs related to our CEO succession. Previous guidance projected that G&A spending would be relatively flat and approximately equal the $18.1 million spent in 2006. For net interest expense, the company is confirming previous guidance of a reduction by approximately 10 percent from the expense of $11.3 million in 2006.

Finally, the company expects that cash used in operations will significantly decrease from previous guidance due to the $30 million up-front payment related to the recent Pfizer BCE technology license agreement. The company projects that cash used in operations will be less than 15 percent of the $33.3 million used in 2006. Previous guidance projected that cash used in operations would be less than 50 percent of the 2006 amount.

Product Highlights

XOMA 052 (formerly XMA005.2) XOMA-Owned Product Candidate

XOMA 052 is a potent anti-inflammatory monoclonal antibody targeting IL-1-beta that is being developed as a modulator of cytokine imbalance in IL-1 mediated disease states. It is an IgG2 isotype, which reduces the possibility of antibody dependent cellular cytotoxicity. With its high binding affinity of 300 fM and expected long circulating half-life, XOMA 052 may offer many patient advantages including less frequent dosing. XOMA 052 was developed by XOMA from its extensive antibody discovery assets, was humanized using XOMA‘s Human Engineering(tm) technology, and is owned by XOMA. XOMA has initiated two Phase I clinical trials of XOMA 052 in Type 2 diabetes patients. XOMA is evaluating plans to expand the development of XOMA 052 into additional autoimmune/inflammatory indications including gout, rheumatoid arthritis, systemic juvenile idiopathic arthritis, and others.

RAPTIVA® (efalizumab) Collaboration with Genentech and Merck Serono

According to Genentech and Merck Serono SA, worldwide sales of RAPTIVA® in the third quarter of 2007 were $56 million, with $29 million coming from Genentech‘s sales in the U.S. and $27 million from Merck Serono SA‘s sales internationally. Third quarter sales grew 37 percent compared to $41 million in the third quarter 2006 and 4 percent compared to $54 million in the second quarter of 2007.

LUCENTIS® (ranibizumab injection) Royalty from Genentech

LUCENTIS® is an antibody fragment against Vascular Endothelial Growth Factor (VEGF) for the treatment of neovascular (wet) age-related macular degeneration, which causes vision loss in the elderly. LUCENTIS® was approved by the FDA on June 30, 2006 and in the European Union, where it is distributed by Novartis, in January of 2007. It is the first marketed therapeutic product manufactured under a license using XOMA‘s BCE technology.

According to Genentech and Novartis, worldwide sales of LUCENTIS® in the third quarter of 2007 were $320 million, with $198 million coming from Genentech‘s sales in the U.S. and $122 million from Novartis‘ sales internationally. Third quarter sales grew 105 percent compared to $156 million in the third quarter 2006 and grew 14 percent compared to $281 million in the second quarter of 2007.

CIMZIA® (certolizumab pegol) Potential Royalty from UCB

CIMZIA® is an anti-TNF alpha antibody fragment in late-stage development for the potential treatment of rheumatoid arthritis and Crohn‘s disease. CIMZIA® is manufactured using our BCE technology, an enabling technology used to discover and screen, as well as develop and manufacture, recombinant antibodies and other proteins for commercial purposes. On September 7, 2007 CIMZIA was approved by Swissmedic, the central Swiss regulatory agency for therapeutic products, for the treatment of patients with active Crohn‘s disease who have not responded to conventional therapy. CIMZIA is currently under review for approval in Crohn‘s disease by the FDA in the US and by the CHMP in the EU. UCB plans to update the status of its CIMZIA development program in the fourth quarter of 2007.

XOMA 629 (a reformulation of XMP.629) XOMA-Owned Product Candidate

XOMA 629 is a topical anti-bacterial formulation of a BPI-derived peptide under development for treatment of infectious skin conditions. The company is evaluating plans for the development of XOMA 629 for the treatment of superficial skin infections, with particular emphasis on resistant strains of bacteria.

HCD122 (formerly CHIR-12.12) Novartis Collaboration

HCD122 is a fully human anti-CD40 antagonist antibody intended as a treatment for B-cell mediated diseases, including malignancies and autoimmune diseases. This antibody has a dual mechanism of action blocking tumor cell growth and survival signals as well as recruiting immune effector cells to kill tumor cells. HCD122 is being evaluated in Phase 1 clinical trials in patients with advanced chronic lymphocytic leukemia and in patients with multiple myeloma. Novartis is currently managing the clinical trials for HCD122. The company is working with Novartis to expand clinical development with one or more additional indications in the first half of 2008.

NEUPREX® (opebacan / rBPI21) XOMA-Owned Product Candidate

NEUPREX® is an injectable formulation of opebacan, a modified recombinant fragment of human bactericidal/permeability-increasing protein (“BPI“) that has anti-infective properties and is a potent neutralizer of endotoxin. NEUPREX® is being evaluated in a Phase I/II clinical trial in the U.S. in adults and children undergoing allogenic hematopoietic stem cell transplantation (“HSCT”) to evaluate safety, pharmacokinetics and markers of biological activity.

In September of 2006, the European Agency for the Evaluation of Medicinal Products (“EMEA“) granted an orphan medicinal product designation to NEUPREX® in meningococcal sepsis, a potentially life-threatening bacterial infection predominantly affecting young children. XOMA received Scientific Advice from the EMEA and it is completing the regulatory assessment through follow-up advice for approval under Exceptional Circumstances. Depending on its assessment of the advice, the company may elect not to pursue approval on this basis.

Contract Development and Collaboration Agreements

NIAID Contract: Anti-Botulinum Neurotoxin Program

In July of 2006, XOMA was awarded a $16.3 million contract to produce monoclonal antibodies for the treatment of botulism to protect U.S. citizens against the harmful effects of botulinum neurotoxins used in bioterrorism. XOMA is continuing to make good progress in completion of this contract. The contract work is being performed on a cost plus fixed fee basis over a three year period and will be 100% funded with Federal funds from NIAID under Contract No. HHSN266200600008C. In November of 2006 XOMA was designated as a subcontractor under a prime contract between SRI International (SRI) of Menlo Park, California, and the National Institute of Allergy and Infectious Diseases (NIAID). XOMA and SRI are negotiating the final terms of the subcontract, which will run for 5 years and is expected to reach as much as $28.1 million. Under the subcontract, XOMA would manufacture a variety of monoclonal antibody therapeutic agents of importance to NIAID.

Schering-Plough Collaboration: Undisclosed Targets

In May of 2006, XOMA entered into a collaboration agreement with Schering-Plough for therapeutic monoclonal antibody discovery and development. During the collaboration, XOMA will discover therapeutic antibodies against targets selected by Schering-Plough, use its phage display libraries to generate fully human antibodies and the company‘s proprietary Human Engineering technology to humanize antibody candidates generated by hybridoma techniques, perform pre-clinical studies to support regulatory filings, cell line and process development and produce antibodies for initial clinical trials. In January of 2007, XOMA announced that this collaboration had been expanded to include additional disease targets. XOMA estimates that it could receive more than $75 million before royalties over the life of the agreement in aggregate upfront, R&D funding, milestone and other payments.

Takeda Collaboration: Undisclosed Targets

In November of 2006, the company entered into a collaboration agreement with Takeda for therapeutic monoclonal antibody discovery and development. During the collaboration, XOMA will discover therapeutic antibodies against multiple targets selected by Takeda. In February of 2007, XOMA announced that this collaboration had been expanded to include additional disease targets in oncology. XOMA estimates that it could receive more than $230 million, before royalties, over the life of the agreement in aggregate upfront, R&D funding, milestone and other payments.

Investor Conference Call

XOMA will host a conference call and webcast to discuss its third quarter 2007 results today, November 8, 2007, at 8:30 a.m. Eastern. The webcast can be accessed via XOMA‘s website at www.xoma.com and will be available for replay until close of business on February 8, 2008. Telephone numbers for the live audiocast are 877-407-9205 (U.S. and Canada) and 201-689-8054 (International). No conference ID is necessary. A telephonic replay will be available beginning approximately two hours after the conclusion of the call until close of business on November 22, 2007. Telephone numbers for the replay are 877-660-6853 (U.S./Canada) and 201-612-7415 (International). Two access numbers are required for the replay: account number 286 and conference ID # 259509.

About XOMA

XOMA is a leader in the discovery, development and manufacture of therapeutic antibodies, with a therapeutic focus that includes cancer and immune diseases. XOMA has royalty interests in RAPTIVA® (efalizumab), a monoclonal antibody product marketed worldwide by Genentech and Merck Serono to treat moderate-to-severe plaque psoriasis, and LUCENTIS® (ranibizumab injection), a monoclonal antibody product marketed worldwide (by Genentech and Novartis) to treat neovascular (wet) age-related macular degeneration.

The company has built a premier antibody discovery and development platform that includes access to seven of the leading commercially available antibody phage display libraries and XOMA‘s proprietary Human Engineering(tm) and BCE technologies. More than 45 companies have signed BCE licenses. XOMA‘s development collaborators include Novartis, Schering-Plough, Takeda and Lexicon. With a fully integrated product development infrastructure, XOMA‘s product development capabilities extend from preclinical sciences to product launch. For more information, please visit the company‘s website at www.xoma.com.

Certain statements contained herein concerning the sufficiency of our cash resources, anticipated levels of revenues, expenses and cash utilization, sales of approved products, expected payments under existing agreements and/or product development or that otherwise relate to future periods are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are based on assumptions that may not prove accurate. Actual results could differ materially from those anticipated due to certain risks inherent in the biotechnology industry and for companies engaged in the development of new products in a regulated market.

Among other things the sufficiency of our cash and anticipated levels of revenues, expenses and cash utilization may be other than as expected due to unanticipated changes in XOMA‘s research and development programs; unavailability of additional arrangements, lower than anticipated sales of approved products or failure of products to receive approval; the sales efforts for approved products may not be successful if the parties responsible for marketing and sales fail to meet their commercialization goals, due to the strength of competition, if physicians do not adopt the products as treatments for their patients or if remaining regulatory approvals are not obtained or maintained; and XOMA will not receive the estimated total amounts of funds if it cannot successfully carry out its obligations under its existing contracts.

These and other risks, including those related to the results of discovery and pre-clinical testing; the timing or results of pending and future clinical trials (including the design and progress of clinical trials; safety and efficacy of the products being tested; action, inaction or delay by the FDA, European or other regulators or their advisory bodies; and analysis or interpretation by, or submission to, these entities or others of scientific data); changes in the status of existing collaborative relationships; the ability of collaborators and other partners to meet their obligations; XOMA‘s ability to meet the demands of the United States government agency with which it has entered into its government contracts; competition; market demands for products; scale-up and marketing capabilities; availability of additional licensing or collaboration opportunities; international operations; share price volatility; XOMA‘s financing needs and opportunities; uncertainties regarding the status of biotechnology patents; uncertainties as to the costs of protecting intellectual property; and risks associated with XOMA‘s status as a Bermuda company, are described in more detail in XOMA‘s most recent filing on Form 10-K and in other SEC filings. Consider such risks carefully when considering XOMA‘s prospects.

Condensed Financial Statements Follow

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XOMA Ltd.

CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands, except share and per share amounts)

	September 30, 2007	December 31, 2006
	(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$41,770	$28,002
Short-term investments	5,868	18,381
Restricted cash	1,640	4,330
Receivables	13,417	12,045
Prepaid expenses	1,840	1,061
Debt issuance costs	254	668

Total current assets	64,789	64,487
Property and equipment, net	24,345	22,434
Debt issuance costs – long-term	786	2,661
Deposits and other	495	495

Total assets	$90,415	$90,077

LIABILITIES AND SHAREHOLDERS’ EQUITY (NET CAPITAL DEFICIENCY)
Current liabilities:
Accounts payable	$6,008	$4,186
Accrued liabilities	6,716	7,086
Accrued interest	427	1,794
Deferred revenue	7,994	8,200

Total current liabilities	21,145	21,266
Deferred revenue – long-term	10,770	8,768
Convertible debt – long-term	—	46,823
Interest bearing obligation – long-term	49,249	51,393

Total liabilities	81,164	128,250
Commitments and contingencies
Shareholders’ equity (net capital deficiency):
Preference shares, $.05 par value, 1,000,000 shares authorized
Series A, 210,000 designated, no shares issued and outstanding	—	—
Series B, 8,000 designated, 2,959 shares issued and outstanding; aggregate liquidation preference of $29.6 million	1	1
Common shares, $.0005 par value, 210,000,000 shares authorized, 131,847,003 and 105,454,389 shares outstanding at September 30, 2007 and December 31, 2006, respectively	66	53
Additional paid-in capital	739,174	689,315
Accumulated comprehensive loss	(8)	(9)
Accumulated deficit	(729,982)	(727,533)

Total shareholders’ equity (net capital deficiency)	9,251	(38,173)

Total liabilities and shareholders’ equity (net capital deficiency)	$90,415	$90,077

XOMA Ltd.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(unaudited, in thousands, except per share amounts)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2007	2006	2007	2006
Revenues:
License and collaborative fees	$31,311	$636	$35,859	$2,021
Contract and other revenue	7,424	3,813	21,530	11,588
Royalties	4,405	2,906	12,139	6,862

Total revenues	43,140	7,355	69,528	20,471

Operating costs and expenses:
Research and development (including contract related of $1,637 and $3,331 for the three months ended September 30, 2007 and 2006, respectively, and $10,861 and $7,942, respectively, for the nine months ended September 30, 2007 and 2006)	14,620	12,671	47,864	36,956
General and administrative	5,803	4,189	15,064	13,628

Total operating costs and expenses	20,423	16,860	62,928	50,584

Income (loss) from operations	22,717	(9,505)	6,600	(30,113)
Other income (expense):
Investment and interest income	337	329	1,316	1,171
Interest expense	(1,240)	(1,655)	(10,358)	(8,400)
Other income (expense)	3	(5)	(7)	(12)

Net income (loss)	$21,817	$(10,836)	$(2,449)	$(37,354)

Basic net income (loss) per common share	$0.17	$(0.11)	$(0.02)	$(0.40)

Diluted net income (loss) per common share	$0.16	$(0.11)	$(0.02)	$(0.40)

Shares used in computing basic net income (loss) per common share	131,766	97,414	126,609	94,041

Shares used in computing diluted net income (loss) per common share	136,219	97,414	126,609	94,041

Contact:

Greg Mann

XOMA – Investor Relations & Corporate Communications

510-204-7270

mann@xoma.com